NAME OF REGISTRANT: NORFOLK SOUTHERN

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

April 1, 2021

Dear Fellow Norfolk Southern Shareholder,

Friends Fiduciary Corporation seeks your support FOR Item 5 on the ballot at the Norfolk Southern Corporation’s (“Norfolk Southern’s” or the Company’s”) May 13, 2021 annual shareholder meeting. A vote in favor of this proposal will send a message to the Company that investors need comprehensive information on its climate policy alignment, given the urgency of the climate crisis.

The RESOLVED clause in our proposal listed as ITEM 5 in the proxy (the “Proposal”) states:

Shareholders request that the Board of Directors conduct an evaluation and issue a report within the next year (at reasonable cost, omitting proprietary information) describing if, and how, Norfolk Southern Corporation’s lobbying activities (direct and through trade associations and other organizations) align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement’s goal) and how the company plans to mitigate risks presented by any misalignment.

RATIONALE TO VOTE FOR:

Shareholders should support the Proposal because:

  Both risks and opportunities presented by climate change are highly relevant to Norfolk Southern’s business;
  Organizations to which Norfolk Southern belongs have been among the leading opponents of Paris-aligned climate policy;
  Norfolk Southern makes no disclosure about its direct or indirect climate-related lobbying, preventing shareholders from discerning how aligned it is with the Paris Agreement’s goal and how the Company is managing risks related to misalignment.

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As a long-term investor, we encourage transparency and accountability in the use of corporate funds to influence climate policy at the federal, state and local levels. In September 2020, the U.S. Commodity Futures Trading Commission (the “CFTC”) issued a significant new report, “Managing Climate Risk in the U.S. Financial System”i, warning that climate change poses serious emerging risks to the U.S. financial system and “our ability to sustain long-term economic growth.” The report calls on policymakers and regulators to move urgently and decisively to confront these challenges, to “begin the process of taking thoughtful and intentional steps toward building a climate-resilient financial system that prepares our country for the decades to come.”

Our aim is not to keep the Company from spending corporate funds on lobbying or to ask the Company to withdraw from any of its trade or other associations. Rather, we ask Norfolk Southern to align its strategies, capital allocation plans, and direct and indirect public policy advocacy with the goal of the Paris Climate Agreement to limit average global warming to well below 2 degrees Celsius, particularly in a carbon-intensive industry such as transportation. “Business as usual” scenarios of 3-4 degrees Celsius warming or more will depress global GDP, likely present significant risk to our Company’s operations and almost certainly impact investors’ returns.

Climate Change Presents Both Risks and Opportunities that are Highly Relevant to the Company’s Business.

Climate change will have both direct and indirect effects on Norfolk Southern. However, the Company has not demonstrated to its shareholders that it is lobbying consistently – both directly and indirectly through its trade and other associations – in support of climate policy that will support its long-term sustainability, in alignment with the Paris Agreement goal.

Transportation is among the industries most implicated in climate change. Norfolk Southern’s 2020 CDP Climate Change report recognizes that climate change could affect its own operations—for example, through the effects of flooding and shoreline erosion—and those of its customers, such as those in the agriculture and forest commodities segment which is vulnerable to weather events and droughts.ii

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The CDP report also identifies risks and opportunities created by climate regulation. Climate regulation could increase demand for Company services, due to rail transportation’s significantly lower GHG emissions per ton/mile than truck transportation.iii Even absent regulation, Norfolk Southern says a recent survey indicated that 15% of shippers may shift business from truck to rail due to “the increased stakeholder focus on ESG.”iv The Company’s website provides a tool customers can use to calculate the reduction in their carbon footprints as a result of shifting a given volume of freight from truck to rail.v Climate regulation could also increase demand for carbon credits, which Norfolk Southern is generating from two forestry projects.vi

On the other hand, the Company is a “principal carrier” of coal,vii which accounted for 11% of operating revenue in 2020 and 15% in 2019.viii Climate regulation could negatively affect customers shipping coal and other fossil fuels: “[C]oal, crude, and fracking industry customers may have their businesses negatively impacted by the legislation resulting in a decrease of their product, and in turn, [Norfolk Southern] could experience a decrease in shipments of their materials and products.”ix

Organizations to which Norfolk Southern belongs have been among the leading opponents of Paris-aligned climate policy.

Despite these risks from climate change and opportunities from climate regulation, Norfolk Southern is a member of several organizations that have lobbied against Paris-aligned climate policy. It is a member of America’s Power,x formerly the American Coalition for Clean Coal Electricity (“ACCCE”), which has worked to discredit climate science,xi opposed what it called President Obama’s “war on coal,”xii celebrated the repeal of the Clean Power Plan,xiii and applauded the U.S.’s withdrawal from the Paris Agreement.xiv The National Association of Manufacturers (“NAM”), to which it also belongs,xv has exerted what InfluenceMap calls a “huge, negative influence” on U.S. climate policy.xvi Norfolk Southern is a member of the Association of American Railroads (“AAR”), identified by a 2019 study as “the most active organization in the climate denial movement.”xvii

InfluenceMap, which rates how well companies’ lobbying activities align with the Paris Agreement, assigns Norfolk Southern an E+ rating,xviii just three steps above failing, and the same grade given to notorious climate deniers ExxonMobil, Occidental Petroleum, and FirstEnergy.xix Consistent with our research and discussion with the Company, InfluenceMap notes that the Company has not been directly lobbying on Paris-aligned climate policy.xx

Norfolk Southern makes no disclosure about its direct or indirect climate-related lobbying, preventing shareholders from discerning how aligned it is with the Paris Agreement’s goal and how the Company is managing risks related to misalignment.

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Norfolk Southern makes no disclosure about its climate-related policy activities. Its response to the CDP Climate Change question “What processes do you have in place to ensure that all of your direct and indirect activities that influence policy are consistent with your overall climate change strategy?” is vague and unhelpful. It describes general processes for overseeing lobbying; states that it “furthers public policy goals that are consistent with its business, values, and strategies”; and asserts that board oversight helps to ensure “that all of [Norfolk Southern’s] direct and indirect activities that influence policy are consistent with the company’s overall strategies.”xxi Shareholders have no way of knowing whether the Company’s lobbying expenditures are supporting or countering the Company’s stated environmental sustainability leadership.

No climate-specific lobbying disclosure appears on the Company’s website. Although the board’s Governance and Nominating Committee appears to have some sustainability oversight responsibility, its Charterxxii does not assign it responsibility for reviewing the Company’s trade and other association memberships. A Company webpagexxiii notes that some after-the-fact-review of memberships takes place. However, this webpage suggests that this review is related to election spending; nothing suggests that any audit of trade and other association climate policies is provided to this Committee for its review. Shareholders should be concerned that there is no apparent Board oversight on these significant issues, which could serve to mitigate the associated risks.

Norfolk Southern’s disclosure lags behind that of peer railroad CSX Corp. CSX recently agreed to review its lobbying and climate policies, and those of trade associations to which it belongs, including the AAR, then issue a report on its lobbying activities and any areas of misalignment.xxiv

Best practice models exist to guide Norfolk Southern’s implementation of the Proposal. In 2019, Royal Dutch Shell issued an Industry Associations Climate Review that assesses, in detail, Shell’s relationship with 19 industry associations, including the extent of alignment between each association and Shell’s climate positions and the actions Shell would take to address misalignments.xxv Shell updated the review in 2020.xxvi

NORFOLK SOUTHERN’S ARGUMENTS AGAINST THE PROPOSAL ARE VAGUE AND FOCUS ON IRRELEVANT INFORMATION:

In its Statement in Opposition to the Proposal, Norfolk Southern touts its legally mandated federal lobbying disclosure, with no mention of climate change, and the plaudits it has won for its political/election spending disclosure, which is irrelevant to the Proposal. The Company also trumpets various sustainability initiatives unrelated to lobbying. While we applaud the Company’s sustainability initiatives, the board and management’s recommendation against this proposal indicates a blind spot in ensuring the Company is aligning its lobbying expenditures with its stated commitments to sustainability.

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Norfolk Southern argues generally that “while we may not agree with all of the positions of every industry, trade or policy organization in which we participate, Norfolk Southern believes continued participation with these organizations has the best opportunity to influence their positions in a manner that aligns with the long-term interests of all of our shareholders.” However, unlike companies such as Shell, Equinorxxvii, Totalxxviii and BPxxix, the Company does not disclose if and how it is working within its trade and other associations to inform them of their differing views on climate policy.

These vague and unresponsive disclosures fall so far short of the information sought by the Proposal that the Company cannot fairly be said to “sufficiently address the concerns outlined in the proposal,” as it claims in the Statement in Opposition.xxx Analysis of misalignments with specific groups is especially important where, as here, a company faces both risks and opportunities related to a significant public policy issue. Without such analysis and a discussion of actions to address misalignments, shareholders are unable to assess how Norfolk Southern is managing those risks.

CONCLUSION

For the reasons discussed above, we urge you to vote FOR Item 5 on Norfolk Southern’s proxy card. If you have any questions, please contact Jeff Perkins, Executive Director, at jperkins@friendsfiduciary.org.

Sincerely,

Jeffery W. Perkins
Executive Director
FRIENDS FIDUCIARY CORPORATION

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as we cannot accept it. We urge you to vote for our proposal (Item #5) following the instructions provided in the Norfolk Southern proxy statement.

ihttps://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate

%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf; and https://www.cftc.gov/PressRoom/PressReleases/8234-20

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ii http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 7-8, 12.

iii http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 10.

iv http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 10.

v http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 11.

vi http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 11.

vii http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 1.

viii http://www.nscorp.com/content/dam/nscorp/get-to-know-ns/investor-relations/annual-reports/annual-report-2019.pdf, at K20, K6.

ix http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 9.

x https://www.americaspower.org/about-accce/members/; http://www.nscorp.com/content/dam/nscorp/get-to-know-ns/government-relations/Political-Activities-Report/2020/Trade2020.pdf

xi https://www.theatlantic.com/science/archive/2019/12/freight-railroads-funded-climate-denial-decades/603559/

xii https://thehill.com/business-a-lobbying/221477-top-lobbyists-2014-associations

xiii https://www.theatlantic.com/science/archive/2019/12/freight-railroads-funded-climate-denial-decades/603559/

xiv https://www.bbc.com/news/world-us-canada-40128266

xv http://www.nscorp.com/content/dam/nscorp/get-to-know-ns/government-relations/Political-Activities-Report/2020/Trade2020.pdf

xvi https://influencemap.org/report/Trade-Associations-and-their-Climate-Policy-Footprint-067f4e745c9920eb3dfaa5b637511634

xvii https://www.desmogblog.com/2019/11/14/new-paper-reveals-rail-industry-was-leader-climate-denial-efforts

xviii https://influencemap.org/company/Norfolk-Southern-d959c97162ab40ca363ff6607241f9af/projectlink/Norfolk-Southern-in-Climate-Change-5a39438798e6f0c402e5ba8c51e9ac87

xix https://influencemap.org/filter/List-of-Companies-and-Influencers#4

xx https://influencemap.org/company/Norfolk-Southern-d959c97162ab40ca363ff6607241f9af/projectlink/Norfolk-Southern-in-Climate-Change-5a39438798e6f0c402e5ba8c51e9ac87

xxi http://www.norfolksouthern.com/content/dam/nscorp/get-to-know-ns/about-ns/environment/Norfolk-Southern-2020-CDP-filing.pdf, at 37.

xxii http://www.nscorp.com/content/dam/nscorp/get-to-know-ns/investor-relations/governance-documents/governance.pdf

xxiii http://www.nscorp.com/content/nscorp/en/about-ns/government-relations/political-activity-and-political-contributions.html

xxiv https://www.greencentury.com/csx-agrees-to-hit-the-brakes-on-climate-denial-lobbying/; and https://www.triplepundit.com/story/2021/csx-lobbying/720196

xxv https://www.shell.com/promos/sustainability/industry-association-climate-review-2019/_jcr_content.stream/1554466210642/0a46ab13e36e99f8762ebb021bd72decec2f47b2/final-

industry-association-climate-review-april-2019.pdf

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xxvi https://www.shell.com/promos/sustainability/industry-association-update-april-2020/_jcr_content.stream/1586971582111/96afdef2ff0a78fc9f2106b9239655bd07beeca6/industry-

associations-climate-review-update.pdf

xxvii file:///C:/Users/Owner/Downloads/Equinor-Review-of-industry-associations-190439%20(5).pdf

xxviii https://www.total.com/sites/g/files/nytnzq111/files/documents/2020-10/total-climate-report-2020.pdf; and https://www.total.com/sites/g/files/nytnzq111/files/atoms/files/total_rapport_climat_2019_en.pdf

xxix https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/our-participation-in-trade-associations-climate.pdf

xxx https://www.sec.gov/Archives/edgar/data/0000702165/000155278121000163/e21086_nsc-def14a.htm , at 70-71.

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